________________________________________________________________________________

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                        Wellsford Real Properties, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                     Common Stock Par Value $.02 per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   950240200
        _______________________________________________________________
                                (CUSIP Number)

                                Nancy K. Dunlap
                              500 Crescent Court
                                   Suite 300
                              Dallas, Texas 75201
                                (214) 756-6187
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 8, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      SVP-RPC Joint Venture
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             405,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          405,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      405,500

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

-----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14

      PN

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Sammons Venture Properties, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          405,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      405,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Consolidated Investment Service, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                    (a) [X]
                                                                      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                        [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          405,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      405,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Sammons Enterprises, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          405,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      405,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Estate of Charles A. Sammons

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          405,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      405,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Rosewood Property Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             405,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          405,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      405,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      The Rosewood Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             405,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          405,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      405,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Caroline Hunt Trust Estate
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             405,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          405,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      405,500
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO

     This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends and restates in its entirety the Schedule 13D filed by SVP-RPC Joint Venture, Rosewood Property Company, The Rosewood Corporation, Caroline Hunt Trust Estate, Sammons Venture Properties, Inc., Consolidated Investment Services, Inc., Sammons Enterprises, Inc. and the Estate of Charles A. Sammons by furnishing the information set forth below. This Amendment No. 1 relates to changes in Attachments A and B.

Item 1.   Security and Issuer

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.02 par value per share (the "Common Stock"), of Wellsford Real Properties, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 535 Madison Avenue, New York, New York 10022.

Item 2.   Identity and Background

          This Statement is being filed by (i) SVP-RPC Joint Venture ("SVP-RPC"), (ii) Rosewood Property Company ("RPC"), (iii) The Rosewood Corporation ("Rosewood"), (iv) Caroline Hunt Trust Estate ("CHTE"), (v) Sammons Venture Properties, Inc. ("SVP"), (vi) Consolidated Investment Services, Inc. ("Consolidated"), (vii) Sammons Enterprises, Inc. ("Sammons") and (viii) the Estate of Charles A. Sammons (the "Sammons Estate" and, together with SVP-RPC, RPC, Rosewood, CHTE, SVP, Consolidated and Sammons, the "Reporting Persons"). RPC and SVP are venturers in SVP-RPC. RPC is a wholly-owned subsidiary of Rosewood. Rosewood is a wholly-owned subsidiary of CHTE. SVP is a wholly-owned subsidiary of Consolidated. Consolidated is a wholly-owned subsidiary of Sammons. Sammons is 90.17% owned by the Sammons Estate. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

          SVP-RPC is a Texas joint venture. The principal business activities of SVP-RPC are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Major decisions for SVP-RPC must be made by RPC and SVP.

          RPC is a Delaware corporation. The principal business activities of RPC are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Rosewood is a Texas corporation. The principal business activity of Rosewood is to act as a holding company. CHTE is a Texas trust. The principal business activities of CHTE are to invest in closely held stock, other securities and ranching.

          SVP is a Delaware corporation. The principal business activities of SVP are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Consolidated is a Nevada corporation. The principal business activity of Consolidated is to act as a holding company. Sammons is a Delaware corporation. The principal business activity of Sammons is to act as a holding company. The Sammons Estate is an estate in probate under the laws of the State of Texas. The principal business activity of the Sammons Estate is to hold the assets of Charles A. Sammons, deceased.

          The principal business and office address of each of SVP-RPC and RPC is 500 Crescent Court, Suite 300, Dallas, Texas 75201. The principal business and office address of each of Rosewood and CHTE is 100 Crescent Court, Suite 1700, Dallas, Texas 75201. The principal business and office address of each of SVP, Sammons and the Sammons Estate is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225-6553. The principal business and office address of Consolidated is One Midland Plaza, Sioux Falls, South Dakota 57193.

          The name, business address and present principal occupation or employment of the trustee and advisory board members of CHTE and each of the executive officers and directors of RPC and Rosewood are set forth on Attachment A hereto.

          The name, business address and present principal occupation or employment of the independent executors of the Sammons Estate and each of the executive officers and directors of SVP, Consolidated and Sammons are set forth on Attachment B hereto.

          To the best knowledge of the Reporting Persons, all persons listed on Attachments A and B are United States citizens.

          During the last five years, no Reporting Persons, nor, to the best knowledge of such Reporting Persons, any of the trustee or advisory board members of the CHTE or the independent executors of the Sammons Estate or any of the executive officers or directors of RPC, Rosewood, SVP, Consolidated or Sammons have been (1) convicted of any criminal proceedings (excluding traffic violations or similar misdemeanors) or (2) a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          On June 2, 1997, SVP-RPC purchased 811,000 shares of the Common Stock (the "Original Shares") in a private transaction for $8,353,000. SVP-RPC used its working capital to effect the purchase of the Original Shares, and such Original Shares were purchased for investment. On June 12, 2000, the Issuer effected a reverse stock split (the "Stock Split") that resulted in SVP-RPC owning 405,500 shares of the Common Stock. On June 8, 2001, the Issuer repurchased 2,020,784 shares of the outstanding Common Stock from third parties unrelated to any of the Reporting Persons (the "Stock Redemption" and, together with the Stock Split, the "Issuer Transactions"). As a result of the Issuer Transactions, SVP-RPC now owns approximately 6.4% of the outstanding Common Stock. No additional funds were paid by any Reporting Person in connection with the Issuer Transactions.

Item 4.   Purpose of the Transaction

          The original acquisition of shares of the Common Stock by SVP-RPC was for investment purposes. To the best of their knowledge, no Reporting Person has any plans or proposals that relate to or would result in any of the activities described in Item 4 of Schedule 13D.

          Depending on market conditions and other factors, the Reporting Persons and the persons listed on Attachments A and B may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons and the persons listed on Attachments A and B also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.   Interest in Securities of the Issuer

          The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 on the cover pages of this statement and Attachments A and B relating to beneficial ownership as well as voting or dispositive power are incorporated herein by reference. The Reporting Persons indicating group status beneficially own 405,500 shares or 6.4% of the outstanding Common Stock in the aggregate.

          Except as set forth in Item 3 above no Reporting Person, nor, to their knowledge, any person identified on Attachment A or B has effected any transactions in shares of Common Stock during the preceding sixty (60) days.

          CHTE and Rosewood have indicated group status and shared voting power only by reason of their parent/subsidiary relationship with RPC and have no agreement, arrangement or understanding with regard to shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Other than as disclosed above, no Reporting Person nor, to the best knowledge of such Reporting Persons, any of the persons listed on Attachment A or B, is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

          1. Joint Filing Agreement, dated as of August 24, 2001, by and among SVP-RPC, RPC, Rosewood, CHTE, SVP, Consolidated, Sammons and the Sammons Estate.

                                   SIGNATURE

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 24, 2001

SVP-RPC JOINT VENTURE

By:    Rosewood Property Company, its
       managing venturer

       By: /s/ B. Dennis King
           ------------------------
       Name:  B. Dennis King
       Title: Senior Vice President


ROSEWOOD PROPERTY COMPANY

By: /s/ B. Dennis King
    ------------------------
Name:  B. Dennis King
Title: Senior Vice President


THE ROSEWOOD CORPORATION

By: /s/ C. Jedson Nau
   -------------------------
Name:  C. Jedson Nau
Title: Senior Vice President


CAROLINE HUNT TRUST ESTATE

By: /s/ Don W. Crisp
   -------------------------
Name:  Don W. Crisp
Title: Trustee


SAMMONS VENTURE PROPERTIES, INC.

By: /s/ Robert W. Korba
  --------------------------
  Robert W. Korba
  President

CONSOLIDATED INVESTMENT SERVICES, INC.

By:  /s/ John H. Washburn
   _________________________
   John H. Washburn
   Vice President


SAMMONS ENTERPRISES, INC.

By:  /s/ Robert W. Korba
   _________________________
   Robert W. Korba
   President


ESTATE OF CHARLES A. SAMMONS

By:  /s/ Robert W. Korba
   _________________________
   Robert W. Korba
   Independent Co-Executor of the
   Estate of Charles A. Sammons

                               INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of August 24, 2001, by and among SVP-RPC Joint Venture, Rosewood Property Company, The Rosewood Corporation, Caroline Hunt Trust Estate, Sammons Venture Properties, Inc., Consolidated Investment Services, Inc, Sammons Enterprises, Inc. and the Estate of Charles A. Sammons.

                                 ATTACHMENT A

                    THE TRUSTEE AND ADVISORY BOARD MEMBERS
                                    OF CHTE
                             AND THE DIRECTORS AND
                   EXECUTIVE OFFICERS OF CERTAIN AFFILIATES
                           AND SUBSIDIARIES THEREOF

                                                                               Present Principal
                                                                               -----------------
       Name and Position                 Present Business Address                 Occupation            Amount of Securities
       -----------------                 ------------------------                 ----------            --------------------
Schuyler B. Marshall,            100 Crescent Court, Suite 1700            President of Rosewood                1500/1/
President of Rosewood and        Dallas, Texas  75201
President and Director of RPC

Susan L. Fish,                   100 Crescent Court, Suite 1700            Senior Vice President                  -0-
Senior Vice President and        Dallas, Texas  75201                      and Chief Financial
Chief Financial Officer of                                                 Officer of Rosewood
Rosewood and Senior Vice
President of RPC

C. Jedson Nau,                   100 Crescent Court, Suite 1700            Senior Vice President                  -0-
Senior Vice President and        Dallas, Texas  75201                      and General Counsel of
General Counsel of Rosewood                                                Rosewood

Stephen H. Sands,                100 Crescent Court, Suite 1700            Director of Rosewood                   -0-
Director of Rosewood and RPC     Dallas, Texas  75201

Laurie Sands Harrison,           100 Crescent Court, Suite 1700            Director of Rosewood                   -0-
Director of Rosewood and RPC     Dallas, Texas  75201

David K. Sands,                  100 Crescent Court, Suite 1700            Director of Rosewood                   -0-
Director of Rosewood and RPC     Dallas, Texas  75201

  --------------------------

  /1/ Mr. Marshall owns (i) 1,000 shares of Common Stock individually and (ii) 500 shares of Common Stock through a self-directed Individual Retirement Account (the "Marshall IRA"). Mr. Marshall acquired 350 shares of Common Stock in the open market on September 29, 1998 at a price of $18.66 per share and 650 shares of Common Stock in the open market on September 30, 1998 at a price of $18.60 per share. The Marshall IRA acquired 500 shares of Common Stock in the open market on August 19, 1997 at a price of $22.41 per share. Mr. Marshall has sole voting power with respect to all 1500 shares of Common Stock, and none of such shares are pledged to any third party.

J.B. Sands,                      100 Crescent Court, Suite 1700            Director of Rosewood                         -0-
Director of Rosewood and RPC     Dallas, Texas  75201

Patrick B. Sands,                100 Crescent Court, Suite 1700            Director of Rosewood                         -0-
Director of Rosewood and RPC     Dallas, Texas  75201

John M. Dziminski,               100 Crescent Court, Suite 1700            President of Rosewood                        -0-
Senior Vice President of         Dallas, Texas  75201                      Management Corporation
Rosewood

Tom Hunt,                        500 Thanksgiving Tower                    Chairman of the Board                        -0-
Member of the Advisory Board     Dallas, Texas  75201                      and Director of Hunt
of CHTE                                                                    Petroleum Corporation
                                                                           and the Management of
                                                                           Personal and Family
                                                                           Interests


Charles P. Summerall,            16475 Dallas Parkway                      Management of Personal                       -0-
Member of the Advisory Board     Dallas, Texas  75201                      and Family Interests
of CHTE

Don W. Crisp,                    100 Crescent Court, Suite 1700            Chairman of the Board of                     -0-
Trustee of CHTE,                 Dallas, Texas  75201                      Rosewood
Member of the Advisory Board
of CHTE, Chairman of the
Board of Rosewood and
Director of Rosewood and RPC

B. Dennis King,                  500 Crescent Court, Suite 300             Senior Vice President                        -0-
Senior Vice President and        Dallas, Texas  75201                      and Director of RPC
Director of RPC

Nancy K. Dunlap,                 500 Crescent Court, Suite 300             Vice President of RPC                        -0-
Vice President of RPC            Dallas, Texas  75201

                                 ATTACHMENT B

                         THE INDEPENDENT EXECUTORS OF
                              THE SAMMONS ESTATE
                             AND THE DIRECTORS AND
                   EXECUTIVE OFFICERS OF CERTAIN AFFILIATES
                           AND SUBSIDIARIES THEREOF

                                                                               Present Principal
                                                                               -----------------
       Name and Position            Present Business Address                      Occupation            Amount of Securities
       -----------------            ------------------------                      ----------            --------------------
Robert W. Korba,                 5949 Sherry Lane, Suite 1900              President of SVP and                   -0-
President of SVP and Sammons     Dallas, Texas  75225                      Sammons and Independent
and Director of Sammons and                                                Co-Executor of the
Independent Co-Executor of                                                 Sammons Estate
the Sammons Estate

Joseph A. Ethridge,              5949 Sherry Lane, Suite 1900              Vice President of SVP                  -0-
Vice President of SVP and        Dallas, Texas  75225                      and Senior Vice
Senior Vice President of                                                   President of Finance of
Finance of Sammons                                                         Sammons

John H. Washburn,                5949 Sherry Lane, Suite 1900              Vice President of SVP                  -0-
Vice President of SVP and        Dallas, Texas  75225                      and Consolidated and
Consolidated and Senior Vice                                               Senior Vice President of
President of Sammons                                                       Sammons

Michael M. Masterson,            One Midland Plaza                         President of Consolidated              -0-
President of Consolidated        Sioux Falls, South Dakota  57193

Stephan P. Horvat, Jr.,          One Midland Plaza                         Vice President of                      -0-
Vice President of Consolidated   Sioux Falls, South Dakota  57193          Consolidated

Mary Anne Cree,                  5949 Sherry Lane, Suite 1900              Director of Sammons                    -0-
Director of Sammons              Dallas, Texas  75225

Elaine D. Sammons,               5949 Sherry Lane, Suite 1900              Chairman of the Board of               -0-
Chairman of the Board and        Dallas, Texas  75225                      Sammons and Independent
Director of Sammons and                                                    Co-Executor of the
Independent Co-Executor of                                                 Sammons Estate
the Sammons Estate

Jim Whitson,                     5949 Sherry Lane, Suite 1900              Director of Sammons                    -0-
Director of Sammons              Dallas, Texas  75225

William P. Daves, IV,            5949 Sherry Lane, Suite 1900              Vice President of Real                 -0-
Vice President of Real Estate    Dallas, Texas  75225                      Estate of Sammons
of Sammons

Robert S. Kendall, Vice          5949 Sherry Lane, Suite 1900              Vice President of                      -0-
President of Organization        Dallas, Texas  75225                      Organization Development
Development of Sammons                                                     of Sammons